UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

 Date of Report: October 15, 2019

(Date of earliest event reported)

HC GOVERNMENT REALTY TRUST, INC.

(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

390 S. Liberty Street, Suite 100
Winston-Salem, NC 27101

(Full mailing address of principal executive offices)

(336) 477-2535
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 9. OTHER EVENTS

Net Asset Value as of June 30, 2019

On October 15, 2019, our board of directors determined the value of our shares of common stock at $7.17 per share as of June 30, 2019, based on the Company’s net asset value. This NAV per share of common stock shall be effective until updated by us on or about September 30, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our shares of common stock:

Balance Sheet as of June 30, 2019 (Unaudited)

Total Real Estate Assets1	$48,424,709
Total Other Assets	$6,435,602
Total Assets	$54,860,311

Total Other Liabilities	$20,815,371

Total Other Claims on Equity	$15,412,500

Net Asset Value	$18,632,440

Convertible OP Units	1,118,416
Long-Term Incentive Plan Shares	72,215
Common Shares Outstanding	1,407,041
Total Diluted Shares	2,597,672

NAV per Share	$7.17
1 Total Real Estate Assets is based on the value of the Company’s properties as of June 30, 2019 determined using appraised values from recent third-party property appraisals and an analysis of renewal value of each property as well as re-tenancy.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

Date: October 15, 2019	By:	/s/ Jacqlyn Piscetelli
Name: Jacqlyn Piscetelli
Title: Chief Financial Officer